
October 9, 2025
Vancouver, British Columbia

Wheaton Precious Metals to Release 2025 Third Quarter Results on November 6, 2025

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. will release its 2025 third quarter results on Thursday, November 6, 2025, after market close.

A conference call will be held on Friday, November 7, 2025, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

RapidConnect URL:	Click here
Live webcast:	Click here
Dial toll free:	1-888-510-2154 or 1-437-900-0527
Conference Call ID:	68324

The accompanying slideshow will also be available in PDF format on the 'Presentations' page of the Wheaton Precious Metals website before the conference call. The conference call will be recorded and available until November 14, 2025 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-660-6345
Dial from outside Canada or the US:	1-289-819-1450
Pass code:	68324 #
Archived webcast:	Click here

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions.

For further information:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com